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News Release

MegaWest Provides Update on Missouri Operations

Calgary, Alberta: September 30, 2010 – MegaWest Energy Corp., (the "Company", or "MegaWest"), **(OTCBB:MGWSF)** is pleased to provide an operations update for field operational activities for its heavy oil operations in Missouri.

In September 2009 MegaWest re-started steam injection at its Deerfield, Missouri property and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive. Certain equipment upgrades are currently underway based upon a detailed review of the reservoir production response to date. Pumps have been upgraded, thermal and pressure data acquisition equipment is being installed, and well logs are being run to identify swept versus un-swept areas of the reservoir. Steam injection and production have been temporarily suspended while these initiatives are being executed. Steam injection at the Grassy Creek project recommenced on September 29, 2010. Following the resumption of production, both chemical surfactant and seismic stimulation technologies will be tested. Previous production operations achieved encouraging initial oil production rates totaling up to 300 bbls per day of clean sales oil. MegaWest expects that with this additional investment in technology, coupled with what the Company has learned from initial production operations, production will ramp up beyond previous highs and ultimately approach project design rates.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells. 60% of Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns. Cumulative production at Marmaton to date is more than 41,000 bbls of oil.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day. Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. Cumulative production at Grassy Creek to date is more than 17,000 bbls of oil.

It is anticipated that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life. Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates. It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest's Missouri lease holdings. The Company's Missouri lease holdings total 38,119 net mineral acres with an average 96 percent operating interest (36,588 company net acres).

MegaWest is selling all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales. MegaWest purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas. Natural gas is the largest input cost for the Company's operations; therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on western Missouri. In total, including the Missouri acreage, the Company owns a 67.9% operated working interest in 83,339 net acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana. For further details on the Company and its prospects, please refer to the Company's website.

The complete audited consolidated financial statements and MD&A plus additional information relating to MegaWest is available on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) or on the Company's website (www.megawestenergy.com).

FOR FURTHER INFORMATION PLEASE CONTACT:

Kelly D. Kerr, Vice President Finance & CFO
Telephone: 403.861.4104

Suite 902, #105, 150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

George T. Stapleton II, CEO
Telephone: 281.499.7498

Email: investor.relations@megawestenergy.com
Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future production performance and cash flow requirements. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.